INVEST IN **QUBE MONEY**

Cash envelope banking—giving the control of spending back to the people

PITCH VIDEO INVESTOR PANEL


Qube

qubemoney.com Pleasant Grove UT

Technology Main Street Software Fin Tech Finance

LEAD INVESTOR



James Bronner James Bronner - Serial Entrepreneur

I love the mission of Qube Money, it gives individuals and families control over their finances. My wife and I authored a book on marriage, we also teach seminars and counsel couples. The research shows money is the #1 cause of divorce. Qube Money is the best solution I have seen to help people manage their money. I even took the time to create a chart highlighting the benefits of their solution above any others: themarriagechallenge.com/budgeting/ My wife and I have 7 children so we have to operate on a budget. Qube Money is the first system that personally worked for our family in this digital age. I can't think of a better investment than investing in the thing that allows us to have more money.

Invested $100,000 this round

Highlights

1. 🥇 #1 budgeting app of 2021—Real Simple Smart Money Awards.
2. 🚀 +30k downloads and averaging over 50 new customers per day.

2. 🚀 +30k downloads and averaging over 50 new customers per day.

3. 💵 $16.48 customer acquisition cost (CAC). $92.88 annual average revenue per account (ARPA).
4. ❤️ $440/month (avg) in savings per customer when credit card spending is replaced with Qube Money.
5. 🏆 200 influencer partners, including The College Investor, The Busy Budgeter, and Lauren Greutman.
6. 😆 15X revenue multiplier (base) in the exploding Fintech industry!

7. 💪 $5M raised to date with 58 accredited investors.

8. ✉️ 10M people have tried cash envelope budgeting.

Our Team



Jay Anderton President & CEO

Aide-de-camp, Executive Officer to multiple Air Force Generals. 13-year ops executive. VP of Young Living Essential Oils - Global Farms. As CEO, led start-up to eight-figure exit. Investor: oil, websites, real estate. Previously COO at Qube Money.

> We both grew up in homes where finances were a source of stress and pain. Ryan's parents divorced mostly over money. Shane's were stuck in scarcity and fear. People, when empowered with the right system, change. We believe Qube is that system that empowers change. The modern financial system fails to motivate change.



Shane Walker Founder, CRO, and Executive VP

Raised $1M from 13 investors in 2 months, and over $5M through 58 investors in the last three years with no prior fundraising experience or training. Masters of Accounting from BYU. Became one of 30 top income earners in a $500M direct sales company.



RYAN CLARK Founder

Flipped 5 Real Estate properties at the age of 18. Mortgage Broker. 13-year Financial Planner and coach. MDRT - Top of the Table qualifier, ranking in top 1% of financial advisors worldwide. Author: The Order of Wealth. Systems builder.



Sarib Mahmood CPO

Masters in IT from Virginia Tech. Creating superb customer experiences since 2005 for clients like AARP, IKEA, and Aramex. Most recently, built digital services for Healthcare.gov. His guiding principles: sense, simplicity, purity, and perfection.



Marc Smith CTO

Systems engineer whose specialty is scalability. 7 years CTO experience. Built a server management/dev ops shop from the ground up. Helped a company scale and go public at a $2.2B valuation.

Our Story


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My dear fellow Qubers,

This is Shane, Co-founder of Qube Money. 👋

Today I'm excited to give you an update on Qube Money's exciting progress and invite you to become part of a historic crowdfunding raise that will revolutionize the world. More on that in a moment.

(FYI: although our Wefunder profile says we're only raising $250K, we're going to raise $4.5M. The $250K level allows us to start raising money now, while our financials are being audited to meet the requirements to raise $4.5M. If you're an accredited investor, feel free to email me at shane@qubemoney.com.)

First, I'd like to quickly recap the past few years and then point us forward to explosive growth in 2022. (Less than 100 days away!!) 🚀

💔 The Moment

As you may know, it all started with a couple that told Ryan that the next 10 years had to be different from the last, and then 9 months after Ryan worked with them as their financial coach, they were divorced.

If you haven't heard the story, when Ryan heard the news about their divorce, he was devastated! He had grown to love this couple and their family. He felt like he had failed them. Deep down he knew he hadn't. The digital financial system within which we all live failed them. Modern payment technologies make spending so easy; the masses are spending their way to financial destruction!

This couple had two beautiful children. They had been making over $250,000 a year in the Texas oil industry for over a decade. They had a gorgeous home, sleek

cars, all the toys, and box office tickets to their favorite sporting events, but very little retirement savings. They came to Ryan as a referral from a friend, pleading to help them make the next 10 years different than the last.

Ryan spent hours helping them create a budget, build a spending system, and track their progress. Despite this, within months their zeal slacked, and they returned to using credit cards. Shortly thereafter they filed for divorce.

When Ryan was in high school, his parents were divorced, largely because of money. It was one of the toughest points in his life. His parents' divorce was the reason he had dedicated his life to helping others with their finances.

Ryan called a friend who was a payment processing developer and invited him to lunch to discuss the possibility of digitizing the cash envelope method of spending. Cash envelope budgeting was the only system he knew that successfully changed his clients' spending behavior, because they were spending directly from their budget. But few stuck to it long-term because paying with cash isn't practical in today's world.

That lunch meeting turned into a three-hour digital cash envelope product development meeting.

📢 The Announcement

In August 2019 we announced our plans to create Qube Money—Digital Cash Envelope Banking.

The simple answer is that the world desperately needs a change and Qube Money is poised to be one of the defining catalysts of our age to realize this.

(Note: I'm making a Quber Sacred Vow. Every single morning I'm starting the day by reading a page of notes from our early adopters as to why they came to Qube Money (check out a sample here) and so far, EVERY. SINGLE. MORNING I get tears in my eyes as I'm so moved by the impact Qube Money is having on people's lives. 🙇 🙏)

Here's a sample of the notes I read this morning:

"I used to check the bank account several times a day because we were so stressed about money. We live on a budget, and I was always worried that the electric bill money would be spent on eating out, or something like that. Since we've started using Qube, we have not gone over budget once. In fact, we've underspent! Our savings account is growing steadily, and our money stress is almost non-existent."

"There is NOTHING out there better than QUBE!!! I hate saying no to my spouse,

but with using Qube, we just check the Qube balance. If there are funds in it, then we can spend. If there aren't we can't. This is the future..."

"Qube is a game-changer when it comes to budgeting. Tracking has been my downfall, so I love that I can see where I'm at in real-time. Qube has made it possible.

🎬 The Beginning

By the end of 2019, we raised $2M from amazing, mission-driven investors and we went to work.

Financial Technologies giant Galileo expressed interest in partnering with us to build digital cash envelope banking. They introduced us to Joyce Mehlman, former COO of Bancorp. While at Bancorp, Joyce helped start Fintech icons Chime, Moven, and Varo. She and her team, iLex Group, became our compliance team. 🤩

🏢 The Foundation

2020 was spent contracting with strategic partnerships and developing digital cash envelope banking.

In April 2020, the U.S. Copyright Office issued us a systems and process patent for digital cash envelopes. 🙌

Joyce connected us with Visa as our card partner and Choice Financial Group as our bank partner. Hipo Labs, the company that built Robinhood, Keen Home, and IcebreakerAR, developed our proprietary spending methodology.

Joyce Mehlman and Taylan Pence (CEO of Hipo Labs) are both individual investors. (Goosebumps!)

They're phenomenal!

By the end of 2020, real-time digital cash envelope banking was working!

👨‍👩‍👧 The Customer Experience

2021 has been all about nailing an incredible customer experience. Let's be honest, the best form of advertising is an AMAZING PRODUCT! 💪

Our customers (you) are everything to us! We've heard your feedback via customer focus groups, interviews, observation, surveys, open forum customer feedback tools, and chat. Thousands of hours have gone into creating exactly what will help you get your money to behave.

We will not rest until spending with purpose is as easy as breathing.


Qube
DEBIT
VISA
Qube
DEBIT
VISA

🤓 The Impact

Throughout beta, we've measured the impact we're having on individuals' finances. Shortly after people joined, we sent a survey to ask them how they budgeted and managed their finances before joining us. We sent another survey six months later to measure our impact.

So far, 500 people have completed the first survey and 23 users have completed the second survey. I know the sample size is small so far (the sample size will increase as time goes on), but the feedback has been invaluable.

- **Qube saves users between $4000 and $470 per month.** Overall, we saw a **415% increase in savings rate.** 📈
- We can confidently say that Qube Money helps users **decrease spending on unplanned purchases by $197 - $289 per month.** Overall, we saw a 21% **decrease in spending on unplanned purchases.** 📉
- 50% of people who use Qube reported going from "not good at sticking to a budget," to saying **"yes, I am good at sticking to a budget now."**
- Qube Money **decreases money stress by** 14.5%.

In our Facebook group, on October 1, 2021, someone asked if Qube Money was worth it and here is how our community responded:

View Insights 625 Post Reach ›

1 · 27 Comments

Like · Comment

Meg Haring
I absolutely love Qube Money as it has really helped my family stay on budget with intentional spending. There are early tech adopters, late tech adopters, and everyone in between. That's okay! Just don't give up completely. Come back in a month or two if you want to give it another try. I am amazed at how quickly this product team has rocked the world of digital cash envelopes! Gooooo Qube!
Like · Reply · 3d · 10

Ryan Hvitløk
Meg Haring I have to agree with this. Any issues I have ran into have thankfully been minor but I am amazed at how quickly this product is maturing. Creating a bank is difficult enough but I can only imagine how complex this is for Qubes teams
Like · Reply · 3d · 6

Like · Reply · 1d

James Rich
I run in to very very few issues. The problem and benefit of having the user base all on a public space like this Facebook Page is that you get to see ALL the issues.

I love using Qube. Our bank account has never been so fat.
Like · Reply · 3d · 9

Josh Robinson
We haven't had any issues since the couples beta. We also keep additional forms of payment with us just in case.
Like · Reply · 3d · 4

Bran Michael
Qube comes with some awesome features that have totally been worth any small inconveniences caused by a few growing pains. In my opinion anyway.
Like · Reply · 3d · Edited · 6

Anita Mascetti Author
Bran Michael thanks
Like · Reply · 2d

Melissa Carney Barney
I've been with Qube since last December and I've loved it! It's helped us save money and while there have been bugs, I haven't seen any on my end. I love that even when there are problems, Qube is on it quick and get them solved as quick as they can. I'd encourage you to try it, you don't have to stay if you don't like it, but at least you tried. 😘❤️
Like · Reply · 3d · 3

Like · Reply · 2d

Rosemarie Groner
I'm obsessed with Qube. My biggest fear is it going away. It makes budgeting so easy, it saves me from having to track the budget and it makes it easy for me to incentivize savings. I think like any Facebook group- you only hear the bad. That's not to say that's not a huge deal to that person- but also that people with positive experiences aren't really running to the group to post. We're just using it and enjoying it.
Like · Reply · 3d · 9

Anita Mascetti Author
Rosemarie Groner thanks for your response!
Like · Reply · 2d

Sela Young



It's been great for my husband and me! We've been able to really see where our money is going and where we're at throughout the month without any extra steps. It's really helped us stay on budget

Like · Reply · 2d 4

Penny Axton Kidd Moderator
Sela Young love this!

Like · Reply · 1d

Kelly Rivera



Kelly Rivera
Impulse shopper here 🙋‍♀️ QUBE has definitely helped me save and keep track of all my spending. I love the app. Don't give up!

Like · Reply · 2d · Edited 4

Sydney Colbert
Despite the issues, I think Qube is worth it! For the first time in my life, I don't feel so anxious about money and whether or not I have enough of it for my weekly spending. I just Qube continues to make updates and improve it's software.

Like · Reply · 2d 3

Penny Axton Kidd Moderator
Sydney Colbert no worries there!

Like · Reply · 1d

Ervin M Malcuit Jr.



Ervin M Malcuit Jr.
I love it. Its a great product and well worth any learning curve or tech issues.

Like · Reply · 1d 5

Laura Lackett Massaro
Happy Qube user here! 🙋‍♀️. For me, the benefits far outweigh the glitches. I have never felt more in control of my spending and have been watching my money grow since using Qube. Also, any time I've experienced an issue, support has been quick to respond and resolve the problem. They are so nice to deal with! No bank has ever given me more personal attention.

Like · Reply · 9h 1

Comment as Qube Money

And we're just getting started!

Note: If you can't tell, we're ALL-IN committed to creating a banking system that makes spending and saving with purpose a seamless part of your everyday life, so you can experience more joy, peace, and impact with money. At our very core, we want to enable you to live the life you want and bless the lives of those that matter most to you. 🤓

We've added the new Spend, Bill, and Overview (coming soon) screens with an absolutely gorgeous user interface. We built automated budget tracking on the Activity screens for real-time user awareness. Joint Accounts have been tested with companion cards and partner notifications.

We're testing our databases, servers, operations, and customer service resources for scale. At the core of our company culture is TEST, MEASURE, ADJUST. Rinse and repeat. 🤓

🌍 The Movement

With Ryan leading the charge, we've attracted over 200 affiliate partnerships in the budgeting niche including The College Investor, The Busy Budgeter, and Well Kept Wallet. We sponsor FinCon (the largest event for financial influencers in the world) every year. In 2020, our video was played on the big stage before each general session. I am excited to see what FinCon 2021 brings!

I'm in Atlanta right now and I just completed filming a 2-part series (one for our Wefunder campaign and one for app promotion) with Impact Network (90M household reach). Host Bishop Keith Farmer was so fired up, he came out of his chair and told the audience that this train is moving with or without you, and if you want to transform your financial future, invest in Qube. It was POWERFUL! 💪



Over the next 12 months, I'll be touring 12 major cities with The Impact Network's Revival Series, presenting "The Money Transformation With Qube." Each location's content will be aired 10 times through Impact's network.

Over the coming months, visit **WatchImpact.com** to see me in action. 😁

Ryan and I are on our way to Nashville as sponsors of a **Spire.network** event, to spend time with thousands of Christian leaders who have financial health at the center of their ministries.

We're kind of on fire! 🔥

H2021 revenue numbers.


$70,000.00
$60,000.00
$50,000.00
$40,000.00
$30,000.00
$20,000.00
$10,000.00
$-
January
February
March
April
May
June
July
August
September

Since June our monthly income has nearly doubled from $14,060 to $27,826.
We did $58,000 in revenue for September. 🚀

I'm so excited to watch how quickly our affiliate partnerships, coupled with the support of Wallaroo—the marketing firm behind Acorns' growth to 20M users in 3 years—will enable us to help 1 million people experience true joy, peace, and impact with money.

2022 is going to be huge!

But for now...

We were going to continue to raise money through mission-driven accredited investors and then we thought...

Why not allow you the opportunity to invest? You, the community we are so passionate about serving, who've believed in us from the beginning, who've been our greatest supporters?

So now's the time! You can **join our movement** as investors. Imagine the massive momentum we can build, together! 🤯

🕹️ The Banking System That Puts People In Control


EXPERIENCE
Cash Envelope Banking
Eliminate the burden of tracking expenses, updating spreadsheets or carrying cash.
Qube puts the full power of your money and your budget back in your hands.
Simply Tap to Spend™


$125 Ready
Qube Money
VISA
The Qube Money Card is issued by Choice Financial Group, Member FDIC, pursuant to a license from Visa.

You probably already know, but just in case you don't: Qube Money completely revolutionizes today's banking experience. Instead of spending and then trying to keep track of your money after the fact, you're spending directly from your budget, so you're always in control. You read the customer feedback. The benefits we hear over and over are the peace of mind of knowing how much money is available, the harmonious relationships, the satisfaction of following a plan, the excitement of saving for and reaching financial goals. Qube Money is a total game changer!

When spending is under control, debt elimination and savings happen naturally, without all the fuss.

Just like cash envelopes, Qube helps organize your money into digital envelopes we call "qubes". You can have a qube for anything you spend money on (groceries, fuel, entertainment, Netflix, car repairs, Christmas, family trip...).

When you're ready to spend, you simply open your app and tap the balance in the qube you want to spend from. Instantly, the balance of that Qube transfers to your linked Qube Card and you're ready to process it like any other VISA card.

By looking at your budget **before** you spend, you make better decisions. And because the money was spent from your budget, that money is gone. You never have to reconcile your spending with your budget again. It's automatic, real-time awareness.

Wait until you hear about joint accounts and then imagine the possibilities with Teen/Kid cards!

✉️ *Real* Digital Cash Envelope Budgeting


Real
Envelope
Budgeting
9:41
Spending
Clothing
$64.00
Entertainment
$100
Dinner Out
$47.32
Home Improvement
$341
Gas
Car Maintenance
Hawaii Trip
$100 Ready
Qube
VISA


App Store
Google Play

All other proclaimed envelope budgeting apps are ‘after-the-fact’ tracking apps. None of them have the power to get in front of the purchase as Qube does. This is the secret to financial behavior change, and no one does it better.

♟ Game-Changing Features

You would need to download seven different apps to access all of the features that Qube Money offers! And we’re just beginning to scratch the surface.

🏦 The Best in Mobile Banking


Get Paid 2
Days Early*
Qube Cloud
$6,000.00
Activity
-$30.00

You get the same core functionality of a bank with so much more. Enjoy early payday. The day your employer processes your paycheck is they day your money hits your Qube Money account.

Qube Money is a financial technology company—not a bank. Banking services are provided by Choice Financial Group, member FDIC.

💏 Joint Accounts Improve Relationships


Success
Aug 26
WALMART was paid $74.69 from your Home Qube via Jackson's card.
Success
Aug 28
TARGET was paid $32.68 from your Fun Money Qube via Alyssa's card.
Joint
Accounts
Improve Relationships

Other apps tell you what you’ve done in the past, but aren’t great at helping

couples prepare for the future. Two cards, two phones, and two people are connected in one amazing plan. Qube Money transforms the environment of your money, so making decisions together in the moment and maintaining a shared vision for the future is possible. Accurate, real-time updates create awareness, transparency, and better communication.

We are passionate about improving couple and family relationships. These relationships are the source of joy in our lives and we want pass it on!

🔒 Default Zero Tech Makes the Qube Card the Safest on the Planet


Safest Debit
Card on the
Planet
Qube
VISA
Stacy's Fuel
$140.23

The Qube Money Visa debit card has a default $0 balance. This means that you're the only one that can spend from it. If it's lost or stolen, hackers would also have to hack your mobile device to open a qube in order to steal your money. No other bank gives you the same level of privacy and control. We offer multiple layers of security to ensure that your money and account are safe.

Here's what one user said after a hacker tried to use her card info:

> *"This morning some criminal tried to buy an Apple Watch on Walmart + with my Qube card. But it declined. Ha...Ha...Ha...I have not found a single reason why Qube isn't the bank of the future. Thank you to this amazing team, that I'm sure will save people $$$$ and tons of headaches. Thank you Qube Money, for giving people big-time peace of mind!"*

❌ Subscription Controls Let You Decide Who Gets Paid


Subscription
Netflix
~$15.99
$0.00


Controls
Cancel Payments in the App
Pause Bill Payment
We will no longer authorize charges from this merchant.
Are you sure you want to pause this payment?
Yes, Pause Payment

What if you could turn off automatic payment from your bank? Now you can.

Qube's subscription controls help users allocate money for and manage their automatic payments. Qube doesn't process payment if there aren't enough funds in the qube that makes your automatic payments. It's a great way to avoid overdrafts, charges, and free trial subscriptions you may decide to say "no" to.

The ability to cancel payment in the app is a game-changer compared to other subscription control apps that will negotiate payments and call in on your behalf. This is just another way that we're putting the control back into your hands.

🗺️ What's on the Roadmap?


Qube™
Money
BASIC
PREMIUM
FAMILY
Direct Deposit
Bank Transfer
Card Deposit
Check Deposit
Early Payday
Deposits
Profile
Cloud
Budgets & Allocations
Search
New Allocations
New Budget Overview
Graphs & Analysis
Automation
Spending
Bills
Savings
Open Qube Method
Mobile Wallet
Debit Cards
Spending Qube Details
Bill Qube
Bill Qube Details
Subscription Controls
High-Yield Savings
Savings Qube Details
Goals
Sweep
Peer-to-Peer Transfers
Qube Organization
Default Open Qube
Recurring Transfers
Tags
In-Qube Notes
Comments
Transaction Details
Qube Groups
QubeShare
Re-Qube Transactions
Send a Check
Round-Ups
Quick Actions
Joint Accounts
Partner Notifications
Kid Cards
Allowance
Chore Tracking
Desktop Version
KEY
Live
Coming Next
Coming Later

*This road map is based on our ability to raise $4.5M.

Here's a sneak peek of what's to come! I can't wait for family features, Automated Debt Elimination, Card Rewards, and High-yield Savings. What's on your wish list?

Are you a small business owner who could use Qube to manage your expenses? Or are you an investor, who want an easy way save funds to invest in the markets?

Here's the cool thing: as an early adopter, you can be part of making history. If you can dream it, we can create it!

Click here to create a Qube Money bank account today!

📈 Market Potential


10M
Niche Market
#users actively using a cash envelopes system
269M
Total Available Market
#people of the age of 18
45M
Target Market
#users using a budgeting app
900k
Target Market Share
In 5 years
*Total Market: $15B based on the target market.

There are 269M Americans age 18 and above. According to 2018 U.S. Labor Statistics, the average American household spends approximately $2,000/month on credit cards. The potential annual bank interchange revenue from these purchases is $89.7B. Interchange is the fee businesses pay to the credit card companies for the ability to accept debit/credit cards as payment. The bank card partner shares in this revenue.

45M people in the United States have a budgeting app on their phone. At least 10M have tried cash envelope budgeting. Is there any question that people are looking for easy ways to get their money to behave?

Business Model

So many budgeting and personal finance apps and banks have tried to do this in the past and they haven't been able to scale significantly, so what makes Qube Money different?

Qube Money

No other personal finance technology has brought the bank and the budget together, allowing people to spend from their budget. And no other technology empowers consumers to activate their money **before** they make a purchase. This is the secret sauce that changes behavior—the value financially conscious people

are looking for. It is the magic that entices them to replace their credit card spending with Qube Card spending.

And when our users choose their Qube Card, we earn something called interchange revenue.

Interchange revenue comes from the fees retailers pay to the card companies (Visa and Mastercard) for the ability to take card payments. So...every time one of our customers processes their Qube Card, we make 1.13%. CHA-CHING!💰

Qube Money earns additional money from account fees. We have a free version of the app to compete with Varo and Chime. We also have the Premium account for $8 per month and the Family account for $15 per month. The only way to sufficiently monetize budgeting apps (YNAB, Ramsy+, Mvelopes) and Teen/Kid Cards (Greenlight, Current, and Famzoo) is through fees, so financially conscious people are accustomed to paying for these features. So, why can't we? And we'll do it better!

Although many budgeting apps, banks, debt reduction systems, and savings programs have attempted to help individuals experience financially healthy lifestyles, none of them have been able to adequately change consumer spending behavior while monetizing their efforts like Qube Money has.

Qube Masters

In addition, Qube Money's sister company, Qube Masters, provides 1-year access to the Premium account, financial education, and personal coaching to all Qube Money customers for a $99 one-time fee. This gives each Qube Money customer access to their own personal Qube Masters advocate/coach to answer questions, encourage Qube Money adoption, upgrade them to the Premium and Family accounts, hold them accountable, guide them through the education course, and help them eliminate debt.

In return, our certified coaches get an amazing lead generation system and a platform to help them create long-term financial change.

As the coaches create Qube Money adoption and convert customers into Premium and Family account holders, they share in the interchange revenue and account fee revenue for each customer they support. This is the first compensation plan ever created for financial coaches where they can build a lifetime residual income.

Qube Masters monetizes its services in four ways.

- $99 for Premium+: includes 1-year access to the Premium account, financial education, and personal coaching.

- $29-$129 per month subscription revenue from the Coaches Dashboard: Through the course, financial calculator inputs and Qube Money spending data is organized in clean reports on the user and the coaching dashboards, making it convenient for coaches to analyze financial health and diagnose financial issues quickly. These dashboards also facilitate tracking course progress, client/coach communication, appointment scheduling, and goal tracking. Customers can grant their coach view-only access to their financial data. Qube Masters charges coaches and advisors $29-$129/month based on how many clients they have on their dashboard. This kind of client financial transparency has never been available before.
- $999 Coaching Certification: Certification is required to become a Qube Masters Coach.
- 20% revenue share with our savings partners: We have nation-wide providers for phone, home security, cable, satellite, utilities, financial services, investments, and home, auto, health, life, and supplemental insurances. All these resources provide coaches with more value to offer our customers.

Today Qube Masters has 3 certified coaches and 5 in progress. We plan to add 30 additional coaches in the next 60 days.

We are super proud of how Qube provides a full end-to-end financial solution. 🤓

🥳 Join the Financial Revolution!

The potential of the future is incredible!

Money is fundamental to every part of life. When you can get your savings focused on what really matters to you (Your Genuine Purpose For Money) CONSISTENTLY, you will build the power to create incredible impact to those you love most. This impact will be the source of your greatest joy in life.

When you have this level of focused savings, you will be empowered to spend on What's Important Now and build beautiful memories that will be with you for a lifetime. Then you'll experience true abundance, because your use of money aligns with your purpose of money.

I can't begin to tell you how fiercely committed we are to helping you experience this level of fulfillment. It's not a goal. It's a state of being.

We believe everyone is capable of achieving it.

That is why we include eduction and certified coaching and advising.

Together we have the opportunity to change the course of history! 🦅

With Love + Wisdom + Courage I say...

QUBERS UNITE!!!

Let's do this.

Together.

Today.

Invest and grow with us.

Investor Pitch Deck

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